SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2017
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A. CONSOLIDATED FORM

Director and Related Party Transactions – Art. 11 – CVM Instruction nº 358/2002

In June/17 there were the following security and derivative operations, as defined in article 11 of CVM Instruction nº 358/2002, carried out by

TIM Participações S.A. directors.

Company Name: TIM PARTICIPAÇÕES S.A.
Group and (X) Board of Directors ( ) Executive Management ( ) Fiscal Council ( )Technical or Advisory ( ) Controlling Shareholder Related Party Bodies
Opening Balance
% Share Security / Security Description Quantity Same Type / Total Derivative Class
Shares Common Registered 120 0.000005% 0.000005%
Closing Balance
% Share Security / Security Description Quantity Same Type / Total Derivative Class
Shares Common Registered 120 0.000005% 0.000005%

Company Name: TIM PARTICIPAÇÕES S.A.
Group and ( ) Board of Directors (X) Executive Management ( ) Fiscal Council ( ) Technical or Advisory ( ) Controlling Shareholder Related Party Bodies
Opening Balance
% Share Security / Security Description Quantity Same Type / Total Derivative Class
Shares Common Registered 77,873 0.003217% 0.003217%
Activity in the month
Security / Security Intermediary Deal Dia Quantity Preço Volume (R$) Derivative Description
Buy
Total Buy
Shares Common Brasil Plural Sale 29/06/2017 44,187 9.92 438,202.48 Registered
Total Sale 44,187 438,202.48
Closing Balance
% Share Security / Security Description Quantity Same Type / Total Derivative Class
Shares Common Registered 33,686 0.001391% 0.001391%

Company Name: TIM PARTICIPAÇÕES S.A.
Group and ( ) Board of Directors ( ) Executive Management (X) Fiscal Council ( ) Technical or Advisory ( ) Controlling Shareholder Related Party Bodies
Opening Balance
% Share Security / Security Description Quantity Same Type / Total Derivative Class
Shares Common Registered 0 0.000000% 0.000000%
Closing Balance
% Share Security / Security Description Quantity Same Type / Total Derivative Class
Shares Common Registered 0 0.000000% 0.000000%

Company Name: TIM PARTICIPAÇÕES S.A.
Group and ( ) Board of Directors ( ) Executive Management ( ) Fiscal Council (X) Technical or Advisory ( ) Controlling Shareholder Related Party Bodies
Opening Balance
% Share Security / Security Description Quantity Same Type / Total Derivative Class
Shares Common Registered 0 0.000000% 0.000000%
Closing Balance
% Share Security / Security Description Quantity Same Type / Total Derivative Class
Shares Common Registered 0 0.000000% 0.000000%

Company Name: TIM PARTICIPAÇÕES S.A.
Group and ( ) Board of Directors ( ) Executive Management ( ) Fiscal Council ( ) Technical or Advisory (X) Controlling Related Party Bodies Shareholder
Opening Balance
% Share Security / Security Description Quantity Same Type / Total Derivative Class
Shares Common Registered 1,611,969,946 66.581922% 66.581922%
Closing Balance
% Share Security / Security Description Quantity Same Type / Total Derivative Class
Shares Common Registered 1,611,969,946 66.581922% 66.581922%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 7, 2017	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.